UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 18 March 2019

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: **ZAE000018123**

DEALINGS IN SECURITIES

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr NJ Holland a director of Gold Fields Limited, Mr P Schmidt, a director of Gold Fields Limited, Mr JH Pauley a director of a major subsidiary Gold Fields Orogen BVI Limited, Mr NA Chohan a director of Gold Fields Operations Limited & GFI Joint Venture Holdings (Pty) Limited, and Messrs S Mathews, A Munt, CW Du Toit, P Woodhouse, all directors of a major subsidiary, Gold Fields Australasia Pty Ltd, Ms MML Mokoka, Company Secretary and Mr A Baku a director of major subsidiary Gold Fields Ghana, have exercised and took ownership of their Performance Shares which were awarded in terms of the Gold Fields Limited 2012 Share Plan as amended.

Name	JH Pauley
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	14 March 2019
Number of Shares	58,951
Class of Security	Ordinary shares
Market Price per share	R54.1524
Total Value	R3,192,338
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
Name	P Woodhouse
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	14 March 2019
Number of Shares	47,724
Class of Security	Ordinary shares
Market Price per share	R54.1524
Total Value	R2,584,369
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
Name	NJ Holland
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	14 March 2019
Number of Shares	135,700

Class of Security	Ordinary shares
Market Price per share	R54.1524
Total Value	R7,348,481
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
Name	**NJ Holland**
Nature of transaction	Off market vesting of shares in terms of the above scheme
Transaction Date	14 March 2019
Number of Shares	156,126
Class of Security	Ordinary shares
Market Price per share	R56.6461
Total Value	R8,843,929
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
Name	**P Schmidt**
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	14 March 2019
Number of Shares	183,632
Class of Security	Ordinary shares
Market Price per share	R54.1524
Total Value	R9,944,114
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
Name	**MML Mokoka**
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	14 March 2019
Number of Shares	23,082
Class of Security	Ordinary shares
Market Price per share	R54.1524
Total Value	R1,249,946
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial
Name	**A Munt**
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	14 March 2019
Number of Shares	46,976
Class of Security	Ordinary shares
Market Price per share	R54.1524
Total Value	R2,543,863
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial

Name	CW Du Toit
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	14 March 2019
Number of Shares	50,807
Class of Security	Ordinary shares
Market Price per share	R54.1524
Total Value	R2,751,321
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial

Name	S Mathews
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	14 March 2019
Number of Shares	77,898
Class of Security	Ordinary shares
Market Price per share	R54.1524
Total Value	R4,218,364
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial

Name	A Baku
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	14 March 2019
Number of Shares	176,681
Class of Security	Ordinary shares
Market Price per share	R54.1524
Total Value	R9,567,700
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial

Name	NA Chohan
Nature of transaction	On market sale of shares in terms of the above scheme
Transaction Date	14 March 2019
Number of Shares	27,276
Class of Security	Ordinary shares
Market Price per share	R54.1524
Total Value	R1,477,061
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial

Name	NA Chohan
Nature of transaction	Off market vesting of shares in terms of the above scheme
Transaction Date	14 March 2019
Number of Shares	31,381

Class of Security	Ordinary shares
Market Price per share	R56.6461
Total Value	R1,777,611
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

15 March 2019
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 18 March 2019

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer